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                      January 29, 2024

       Michael Murphy
       Vice President and Interim Chief Financial Officer
       Duluth Holdings, Inc.
       201 East Front Street
       Mount Horeb, WI 53572


                                                        Re: Duluth Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 29, 2023
                                                            File No. 001-37641

       Dear Michael Murphy:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services